UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Lapolla Industries, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

516648 10 2
(CUSIP Number)

Jay C. Nadel c/o Lapolla Industries, Inc. Intercontinental Business Park 15402 Vantage Parkway East, Suite 322 Houston, Texas 77032 (281) 219-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516648 10 2
1. Names of Reporting Persons. Jay C. Nadel
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,041,640 (1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 8,041,640 (1)(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,041,640 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.0% (3)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 7,591,640 shares of common stock, and (ii) 450,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this report.

(2)	This amount does not reflect an additional (i) 100,000 shares of common stock issuable upon exercise of options that are subject to vesting and are not exercisable within 60 days of the date of this report, and (ii) 100,000 shares of restricted Common Stock subject to vesting. The reporting person does not have voting or dispositive control with respect shares of restricted common stock subject to vesting.

(3)	The percentage ownership interest is determined based on 114,840,941 shares of common stock outstanding as of May 5, 2014, as reported by Lapolla Industries, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (“Common Stock”) of Lapolla Industries, Inc., a Delaware corporation (the “Issuer”). The principal business address of the Issuer is 15402 Vantage Parkway East, Suite 322, Houston, Texas 77032.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Jay C. Nadel (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o Lapolla Industries, Inc., 15402 Vantage Parkway East, Suite 322, Houston, Texas 77032.

(c)	The Reporting Person’s principal occupation is serving as an Advisor and Consultant and Vice Chairman of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired shares of Common Stock and options to purchase shares of Common Stock pursuant to the following transactions:

(i)	On January 16, 2007, in connection with his appointment to the Board of Directors of the Issuer and certain committees of the Board of Directors, the Issuer granted to the Reporting Person five-year options to purchase 450,000 shares of Common Stock at an exercise price of $.60 per share, which options became exercisable by the Reporting Person as follows: 50,000 options on January 16, 2009, 100,000 options on January 16, 2010, 150,000 options on January 16, 2011, 100,000 options on January 16, 2012, and 50,000 options on January 16, 2013. The expiration date of the options was extended two times and such options currently expire on January 15, 2017. Except as set forth herein, the options were not purchased by the Reporting Person for any additional amount of funds or other consideration.

(ii)	On February 19, 2008, Mr. Kurtz, Chairman of the Board and majority stockholder, and Mr. Nadel, a director, entered into a private agreement whereby Mr. Kurtz agreed to transfer approximately 1,084,000 shares, in two installments, of his restricted common stock to Mr. Nadel in order to secure his continued attention and hands on participation required with his role as a Board member for a two year period. The first installment of 500,000 shares was transferred to Mr. Nadel on February 19, 2008 and second installment of 584,000 shares was transferred to Mr. Nadel on February 18, 2009 by Mr. Kurtz. The installments vested one year after the date of each installment. Except as set forth herein, the restricted Common Stock was not purchased by the Reporting Person for any amount of funds or other consideration.

(iii)	Effective July 1, 2010, the Issuer established the Director Plan, which provided for the grant of an aggregate of 500,000 shares of restricted Common Stock to the Reporting Person. The stock grant is subject to vesting over a four and half year period, with one fifth vesting at the end of each calendar year beginning on December 31, 2010; provided, however, if there is a change in the control of the Company, all stock grants, which have not vested, will vest immediately upon the change in control. As of the date of this report, a total of 400,000 shares of restricted Common Stock have vested. The remaining 100,000 shares are scheduled to vest on December 31, 2014 provided that the Reporting Person remains as a member of the Board of Directors of the Issuer on the applicable vesting date. The Reporting Person does not have dispositive or voting control over unvested shares of Restricted Stock. Except as set forth herein, the restricted Common Stock was not purchased by the Reporting Person for any amount of funds or other consideration.

(iv)	On February 22, 2011, the Issuer entered into an agreement with the Reporting Person wherein he became a consultant and Vice Chairman (and resigned as Audit Committee Chairperson and Financial Expert, as well as member of the Compensation Committee) (“Nadel Agreement”). In addition to any other compensation the Reporting Person was currently receiving from the Issuer at the time, he was granted 5,000,000 shares of restricted Common Stock, which vest monthly on a pro-rata basis over a 3 year period on the last day of each calendar month during the period commencing February 22, 2011 and ending January 31, 2014, with an additional pro-rata number of shares vesting on February 21, 2014. Further, the Nadel Agreement also included certain anti-dilution aspects which continue so long as the agreement is not terminated. As of the date of filing this report, all 5,000,000 shares of restricted Common Stock have vested and 1,107,640 vested anti-dilution shares have been issued. Except as set forth herein, the restricted Common Stock was not purchased by the Reporting Person for any amount of funds or other consideration.

(v)	On April 28, 2014, in connection with his continued service as a member of the Board of Directors of the Issuer, the Issuer granted to the Reporting Person five-year options to purchase 100,000 shares of Common Stock at an exercise price of $.42 per share, which vests vest over a period of two (2) years at the rate of 50,000 options on April 30, 2015 and 50,000 options on April 30, 2016, and become exercisable after one (1) year from each respective vesting date, provided that the Reporting Person remains as a member of the Board of Directors of the Issuer on the applicable vesting dates. All stock options automatically vest and are exercisable upon a change in control. Except as set forth herein, the options were not purchased by the Reporting Person for any additional amount of funds or other consideration.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Person acquired the shares of Common Stock and the options to purchase shares of Common Stock reported in this Schedule 13D for investment purposes only. Consistent with his individual investment purposes, the Reporting Person at any time and/or from time to time may acquire additional shares of Common Stock or dispose of Common Stock, based on prevailing market conditions, other investment opportunities, liquidity requirement of the Reporting Person and or other investment considerations.

The Reporting Person is currently the Vice Chairman of the Board of Directors and an advisor and consultant to the Issuer and takes an active role in the management, operations and finances of the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) – The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of the date of this report on Schedule 13D, the Reporting Person beneficially owns directly 8,041,640 shares of Common Stock, which includes 7,591,640 shares of restricted Common Stock and 450,000 shares of Common Stock issuable upon exercise of options that are vested and exercisable within 60 days of the date of this report. The aforementioned number of shares represents approximately 7.0% of the shares of Common Stock outstanding as of such date. The above percentage interest is determined based on 114,840,941 shares of Common Stock outstanding as of May 5, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014. The Reporting Person has sole voting and dispositive power over 7.0% shares of Common Stock and will have sole and dispositive power over any shares of Common Stock issued upon exercise of the stock options held by the Reporting Person.

The 8,041,640 shares of Common Stock reported above as beneficially owned by the Reporting Person does not include (i) options to purchase an additional 100,000 shares of Common Stock (Refer to Item 3(v) above) and (ii) 100,000 shares of restricted Common Stock subject to the satisfaction of all conditions to vesting (Refer to Item 3(iii) above), all of which remain subject to vesting and are not currently exercisable or issuable, respectively, within 60 days of the date of this report. Further, pursuant to the Nadel Agreement, certain anti-dilution shares are expected to be issued in the future subject to continuation of that agreement which amount of shares is not determinable at this time (Refer to Item 3(iv) above).

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 5 hereof is incorporated herein by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
10.1	Option Agreement, dated January 16, 2007, by and between Lapolla Industries, Inc. and Jay C. Nadel.
10.2	Agreement dated February 22, 2011 between Jay C. Nadel and Lapolla Industries, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated February 22, 2011 filed with the SEC on February 28, 2011).
10.3	Option Agreement, dated April 28, 2014, by and between Lapolla Industries, Inc. and Jay C. Nadel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2014

/s/ Jay C. Nadel

Jay C. Nadel

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Option Agreement, dated January 16, 2007, by and between Lapolla Industries, Inc. and Jay C. Nadel.
10.2	Agreement dated February 22, 2011 between Jay C. Nadel and Lapolla Industries, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated February 22, 2011 filed with the SEC on February 28, 2011).
10.3	Option Agreement, dated April 28, 2014, by and between Lapolla Industries, Inc. and Jay C. Nadel.